FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

September 8, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

We hereby withdraw the above captioned filing in order to prevent its becoming effective automatically before the staff’s comments as set forth in the comment letter are addressed by an amendment to the Form 10. Our intention is, instead of an amendment, to make a new filing on Form 10 in the next few days which will address the staff’s comments.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton